

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
Thomas J. Fitzpatrick
Chief Financial Officer
Iridium Communications, Inc.
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

> **Re:** **Iridium Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 5, 2012**
> **Response dated May 31, 2013**
> **File No. 001-33963**

Dear Mr. Fitzpatrick:

We have reviewed your response and have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information and indicating how you will comply in future filings. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. As discussed in our telephone call of August 2, 2013, please provide us with additional detailed analyses concerning the need to maintain confidential treatment for the three financial covenants you reference in your response to comment 2 of our letter dated May 9, 2013, namely specified maximum annual capital expenditure levels through the year ending December 31, 2024, specified minimum consolidated operational earnings before interest, taxes, depreciation and amortization levels for rolling 12-month periods through June 30, 2017, and specified minimum cash flow requirements from customers hosting payloads on your satellites during 12-month periods ending June 30, 2017. Please address, among other things, the current status of the materiality of these terms to investors, and the competitive harm to the company were these terms to be disclosed. In your analysis, please address the current MD&A disclosure in your Form 10-Q for the quarter ended June 30, 2013, where you state that you "expect to need modifications to [y]our Credit Facility for some financial covenants with measurement dates beyond the

next twelve months." Tell us which financial covenants you do not expect to meet, why you do not expect to meet them, and when you expect this to occur. Explain why this specific information would not be material to investors. Provide us with proposed disclosure for future filings. For guidance, please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director